HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

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  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

25 August 2008

John Reynolds, Assistant Director

Office of Emerging Growth Companies

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Desert Gateway, Inc.

Registration Statement on Form 10

Filed June 27, 2008

File No. 0-53293

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated August 5, 2008, in reference to the Company named above.

General

1.

We note the statement on page five that all American Merchant shareholders became shareholders of Desert Gateway in the 2008 Reorganization, and that Desert Gateway “was essentially spun-off of American Merchant.”  In your cover letter, please advise us of the basis, under the Securities Act of 1933, for the spin-off of Desert Gateway securities to shareholders of American Merchant without registration under the Securities Act.  We may have further comment.

Response:

Please note that the 2008 Reorganization was effected in accordance with Section 1081 (g) of the Oklahoma General Corporation Law (the "OGCL") as described herein. In effecting the 2008 Reorganization, no vote or consent of the stockholders of the Company was required or obtained. Section 1081 (g) permits an Oklahoma corporation to reorganize as a holding company without stockholder approval. The reorganization contemplated by the statute is accomplished by merging the subject corporation with or into a direct or indirect wholly owned subsidiary of the subject corporation and converting the stock of the subject corporation into stock of another direct or indirect wholly owned subsidiary of the subject corporation, which would be the new holding company. The statute eliminates the requirement for a stockholder vote on such a merger by containing several provisions designed to ensure that the rights of stockholders are not changed by or as a result of the merger. Section 1081 (g) requires that the resulting holding company must be an Oklahoma corporation and have the same certificate of incorporation (other than corporate name and other minor amendments), bylaws and directors that the corporation had prior to the reorganization. The corporation or its successor must, as a result of the reorganization, become a direct or indirect wholly owned subsidiary of the holding company and must retain the same certificate of incorporation and bylaws that the corporation had prior to the reorganization. To ensure that the voting rights of the stockholders of the corporation are not changed or evaded as a result of the reorganization, the statute requires that the certificate of incorporation of the corporation provide that any extraordinary transactions involving the corporation be approved by the stockholders of the holding company by the same vote required of the stockholders of the corporation under the OGCL and/or by the corporation's certificate of incorporation. Section 1081 (g) also requires that in order that no stockholder vote be required, the holding company reorganization must be tax-free for federal income tax purposes to the stockholders of the corporation. Appraisal rights are not available to stockholders in a merger that qualified under Section 1081 (g). (A copy of Section 1081 (g) and 1091 (b) of the OGCL is attached hereto.)

We note that the Division has granted this issue in comparable circumstances. See, generally, Indresco, Inc. (available October 31, 1995); The Bon-Ton Stores, Inc. (available July 14, 1995); Washington Mutual Savings Bank (available August 22, 1994); Consolidated Rail Corporation (available March 17, 1993); Varity Corporation (available October 15, 1991); Par Pharmaceutical, Inc. (available June 19, 1991); Adolph Coors Company (available March 30,1990); Union Carbide Corporation (available March 3, 1989); W.R. Grace & Co. (available July 25, 1988); Northern Indiana Public Service Company (available November 30, 1987); Champion Home Builders Company (available September 14, 1987); Rowley-Scher Reprographics. Inc. (available December 26, 1986); Occidental Petroleum Corp. (available July 28, 1986); Viking Freight System, Inc. (available June 9,1986); The North American Coal Corp. (available May 5, 1986); United States Gypsum Company (available April 8, 1985); Philip Morris Inc. (available April 15, 1985); Pan American World Airways, Inc. (available May 28, 1984); Household Finance Corp. (available July 2, 1981); and Natomas Company (available March 21, 1980).

It is our position that American Merchant and the Company completed an Agreement and Plan of Merger ("Plan") in compliance with Section 1081 (g) of the Oklahoma General Corporation Law ("OGCL") without the requirement of registration under the Securities Act of 1933 (the "1933 Act").

In reaching our position, we note that (a) shareholder approval of the Plan was not required under Section 1081 (g) of the OGCL; (b) shareholder approval of the Plan was not sought; (c) under Section 1091(b) of the OGCL, Company shareholders were not entitled to dissenters' appraisal rights; (d) American Merchant shareholders received securities of the same class evidencing the same proportional interests in the Company as those they held in American Merchant; (e) the board of directors and officers of the Company were identical to the board of directors and officers of the American Merchant as they were immediately prior to the consummation of the Plan; (f) the rights and interests of the holders of the Company’s common stock are substantially the same as those they had as holders of American Merchant common stock; (g) Company was newly formed and, immediately prior to consummation of the Plan, had no significant assets or liabilities; (h) the common stock of the Company was issued solely as part of a reorganization of the American Merchant into a holding company structure.

Item 1A. Risk Factors, page 13

2.

We note the statement in risk factor 16 that “If we are later determined to be a so-called ‘blank check’ company…” It appears that you are a blank check company within the meaning of Rule 419 and that any resales would require registration in an offering subject to Rule 419.  Please revise risk factor 16 and similar statements elsewhere to provide affirmative disclosure that you are a blank check company within the meaning of Rule 419 and that any resales would require registration in an offering subject to Rule 419.

Response:

With respect to your request, we have researched the issue regarding Rule 419 and the statements made in risk factor 16 as set forth above.  We would note that Rule 419 is applicable only if a registration statement is filed covering an offering of penny stock by a blank check company.  Rule 419 incorporates the Rule 3(a)51-1, definition of a penny stock.  In general, Rule 3(a)51-1 defines a penny stock as an equity security offered for less than $5.00 a share that is not a reported security or a security traded on NASDAQ or a U.S. stock exchange and does not meet certain net tangible assets or revenue criteria.  Although we agree that Desert Gateway would fall within the definition of a company that has know specific business plan or purpose and has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or company’s, we would specifically note that there is no offering being made of the Company’s stock.  In fact, Rule 419 is intended to regulate registration statements filled by blank check companies offering penny stock.  Rule 419 requires funds received and securities issued in a penny stock offering by a blank check company to be placed in escrow or trust until consummation of an acquisition in which the fair market value of the business or assets constitute in a business acquire represents at least 80% of the maximum offering proceeds.

In the present situation, the Company is not registering under the Securities Act of 1933 nor conducting an offering of its securities.  However, should the Company conduct an offering while it is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, Rule 419 would be applicable.  Thereafter, the requirements of deposits of securities and proceeds in escrow and other requirements of Rule 419 would be applicable to the Company.

We have therefore modified Risk Factor 16 to read as follows to-wit:

16.

Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we ~~are determined to be~~

conduct an offering of our common stock as a "blank check" company under Rule 419 adopted by the Securities and Exchange Commission.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others.  These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)

Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)

Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)

Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

(d)

Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)

Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

Alaska

Nevada

Tennessee

Arkansas

New Mexico

Texas

California

Ohio

Utah

Delaware

Oklahoma

Vermont

Florida

Oregon

Washington

Georgia

Pennsylvania

Idaho

Rhode Island

Indiana

South Carolina

Nebraska

South Dakota

Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

~~We do not have any legal opinion as it relates to whether we are a blind pool or blank-check company~~. The Securities and Exchange Commission have adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

~~If we are later determined to be a so-called "blank check" company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the Common Stock, unless there exists a transactional or security exemption for such sale under the Securities Act of 1933, as amended~~.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Current shareholders and persons who desire to purchase our Common Stock in any trading market that may develop in the future, should be aware that we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.

The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:cat

1081. Merger or consolidation of domestic corporations

MERGER OR CONSOLIDATION OF DOMESTIC CORPORATIONS

A. Any two or more corporations existing under the laws of this state may merge into a single corporation, which may be any one of the constituent corporations or may consolidate into a new corporation formed by the consolidation, pursuant to an agreement of merger or consolidation, as the case may be, complying and approved in accordance with the provisions of this section.

B. The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability. The agreement shall state:

1. The terms and conditions of the merger or consolidation;

2. The mode of carrying the same into effect;

3. In the case of a merger, the amendments or changes in the certificate of incorporation of the surviving corporation as are desired to be effected by the merger, or, if no amendments or changes are desired, a statement that the certificate of incorporation of the surviving corporation shall be its certificate of incorporation of the surviving or resulting corporation;

4. In the case of a consolidation, that the certificate of incorporation of the resulting corporation shall be as is set forth in an attachment to the agreement;

5. The manner, if any, of converting the shares of each of the constituent corporations into shares or other securities of the corporation surviving or resulting from the merger or consolidation, or of canceling some or all of the shares, and, if any shares of any of the constituent corporations are not to remain outstanding, to be converted solely into shares or other securities of the surviving or resulting corporation or to be canceled, the cash, property, rights, or securities of any other corporation or entity which the holders of the shares are to receive in exchange for or upon conversion of the shares and the surrender of any certificates evidencing them, which cash, property, rights, or securities of any other corporation or entity may be in addition to or in lieu of shares or other securities of the surviving or resulting corporation; and

6. Other details or provisions as are deemed desirable, including without limiting the generality of the foregoing, a provision for the payment of cash in lieu of the issuance or recognition of fractional shares, interests or rights, or for any other arrangement with respect thereto, consistent with the provisions of Section 1036 of this title. The agreement so adopted shall be executed and acknowledged in accordance with the provisions of Section 1007 of this title. Any of the terms of the agreement of merger or consolidation may be made dependent upon facts ascertainable outside of the agreement; provided, that the manner in which these facts shall operate upon the terms of the agreement is clearly and expressly set forth in the agreement of merger or consolidation. The term "facts" as used in this paragraph, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation.

C. The agreement required by the provisions of subsection B of this section shall be submitted to the shareholders of each constituent corporation at an annual or special meeting thereof for the purpose of acting on the agreement. Due notice of the time, place, and purpose of the meeting shall be mailed to each holder of stock whether voting or nonvoting, of the corporation at the address which appears on the records of the corporation, at least twenty (20) days prior to the date of the meeting. The notice shall contain a copy of the agreement or a brief summary thereof, as the directors shall deem advisable; provided, however, the notice shall be effective only with respect to mergers or consolidations for which the notice of the shareholders meeting to vote thereon has been mailed after November 1, 1988. At the meeting the agreement shall be considered and a vote taken for its adoption or rejection. If a majority of the outstanding stock of the corporation entitled to vote thereon shall be voted for the adoption of the agreement, that fact shall be certified on the agreement by the secretary or the assistant secretary of the corporation. If the agreement shall be so adopted and certified by each constituent corporation, it shall then be filed and shall become effective in accordance with the provisions of Section 1007 of this title. In lieu of filing an agreement of merger or consolidation required by this section, the surviving or resulting corporation may file a certificate of merger or consolidation executed in accordance with the provisions of Section 1007 of this title and which states:

1. The name and state of incorporation of each of the constituent corporations;

2. That an agreement of merger or consolidation has been approved, adopted, certified, executed, and acknowledged by each of the constituent corporations in accordance with the provisions of this section;

3. The name of the surviving or resulting corporation;

4. In the case of a merger, the amendments or changes in the certificate of incorporation of the surviving corporation as are desired to be effected by the merger, or, if no amendments or changes are desired, a statement that the certificate of incorporation of the surviving corporation shall be its certificate of incorporation;

5. In the case of a consolidation, that the certificate of incorporation of the resulting corporation shall be as is set forth in an attachment to the certificate;

6. That the executed agreement of consolidation or merger is on file at the principal place of business of the surviving corporation, stating the address thereof; and

7. That a copy of the agreement of consolidation or merger will be furnished by the surviving corporation, on request and without cost, to any shareholder of any constituent corporation. For purposes of Sections 1084 and 1086 of this title, the term "shareholder" shall be deemed to include "member".

D. Any agreement of merger or consolidation may contain a provision that at any time prior to the time that the agreement, or a certificate filed with the Secretary of State in lieu thereof, becomes effective in accordance with Section 1007 of this title, the agreement may be terminated by the board of directors of any constituent corporation notwithstanding approval of the agreement by the shareholders of all or any of the constituent corporations; provided, if the agreement of merger or consolidation is terminated after the filing of the agreement, or a certificate filed with the Secretary of State in lieu thereof, but before the agreement or certificate has become effective, a certificate of termination of merger or consolidation shall be filed in accordance with Section 1007 of this title. Any agreement of merger or consolidation may contain a provision that the boards of directors of the constituent corporations may amend the agreement at any time prior to the time that the agreement, or a certificate filed with the Secretary of State in lieu thereof, becomes effective in accordance with Section 1007 of this title; provided, that an amendment made subsequent to the adoption of the agreement by the shareholders of any constituent corporation shall not:

1. Alter or change the amount or kind of shares, securities, cash, property, or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of the constituent corporation;

2. Alter or change any term of the certificate of incorporation of the surviving corporation to be effected by the merger or consolidation; or

3. Alter or change any of the terms and conditions of the agreement if an alteration or change would adversely affect the holders of any class or series thereof of the constituent corporation.

If the agreement of merger or consolidation is amended after the filing of the agreement, or a certificate in lieu thereof, with the Secretary of State, but before the agreement or certificate has become effective, a certificate of amendment of merger or consolidation shall be filed in accordance with Section 1007 of this title.

E. In the case of a merger, the certificate of incorporation of the surviving corporation shall automatically be amended to the extent, if any, that changes in the certificate of incorporation are set forth in the certificate of merger.

F. Notwithstanding the requirements of subsection C of this section, unless required by its certificate of incorporation, no vote of shareholders of a constituent corporation surviving a merger shall be necessary to authorize a merger if:

1. The agreement of merger does not amend in any respect the certificate of incorporation of the constituent corporation;

2. Each share of stock of the constituent corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and

3. Either no shares of common stock of the surviving corporation and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under the plan do not exceed twenty percent (20%) of the shares of common stock of the constituent corporation outstanding immediately prior to the effective date of the merger. No vote of shareholders of a constituent corporation shall be necessary to authorize a merger or consolidation if no shares of the stock of the corporation shall have been issued prior to the adoption by the board of directors of the resolution approving the agreement of merger or consolidation. If an agreement of merger is adopted by the constituent corporation surviving the merger, by action of its board of directors and without any vote of its shareholders pursuant to the provisions of this subsection, the secretary or assistant secretary of that corporation shall certify on the agreement that the agreement has been adopted pursuant to the provisions of this subsection and:

a. if it has been adopted pursuant to paragraph 1 of this subsection, that the conditions specified have been satisfied, or

b. if it has been adopted pursuant to paragraph 2 of this subsection, that no shares of stock of the corporation were issued prior to the adoption by the board of directors of the resolution approving the agreement of merger or consolidation.

The agreement so adopted and certified shall then be filed and shall become effective in accordance with the provisions of Section 1007 of this title. Filing shall constitute a representation by the person who executes the certificate that the facts stated in the certificate remain true immediately prior to filing.

G. 1. Notwithstanding the requirements of subsection C of this section, unless expressly required by its certificate of incorporation, no vote of shareholders of a constituent corporation shall be necessary to authorize a merger with or into a single direct or indirect wholly owned subsidiary of the constituent corporation if:

a. the constituent corporation and the direct or indirect wholly owned subsidiary of the constituent corporation are the only constituent entities to the merger,

b. each share or fraction of a share of the capital stock of the constituent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share or equal fraction of share of capital stock of a holding company having the same designations, rights, powers, and preferences, and the qualifications, limitations, and restrictions thereof, as the share of stock of the constituent corporation being converted in the merger,

c. the holding company and the constituent corporation are corporations of this state and the direct or indirect wholly owned subsidiary that is the other constituent entity to the merger is a corporation or limited liability company of this state,

d. the certificate of incorporation and bylaws of the holding company immediately following the effective time of the merger contain provisions identical to the certificate of incorporation and bylaws of the constituent corporation immediately prior to the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors, and the initial subscribers of shares and provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if a change, exchange, reclassification, or cancellation has become effective,

e. as a result of the merger, the constituent corporation or its successor corporation becomes or remains a direct or indirect wholly owned subsidiary of the holding company,

f. the directors of the constituent corporation become or remain the directors of the holding company upon the effective time of the merger,

g. the organizational documents of the surviving entity immediately following the effective time of the merger contain provisions identical to the certificate of incorporation of the constituent corporation immediately prior to the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate or entity name, the registered office and agent, the initial board of directors and the initial subscribers for shares, references to members rather than shareholders or shareholders, references to interests, units or the like rather than stock or shares, references to managers, managing members or other members of the governing body rather than directors and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective; provided, however, that:

(1) if the organizational documents of the surviving entity do not contain the following provisions, they shall be amended in the merger to contain provisions requiring that:

(a) any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, that requires for its adoption under this act or its organizational documents the approval of the shareholders or members of the surviving entity shall, by specific reference to this subsection, require, in addition, the approval of the shareholders of the holding company (or any successor by merger), by the same vote as is required by this act and/or by the organizational documents of the surviving entity; provided, however, that for purposes of this subdivision, any surviving entity that is not a corporation shall include in such amendment a requirement that the approval of the shareholders of the holding company be obtained for any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, which would require the approval of the shareholders of the surviving entity if the surviving entity were a corporation subject to this act,

(b) any amendment of the organizational documents of a surviving entity that is not a corporation, which amendment would, if adopted by a corporation subject to this act, be required to be included in the certificate of incorporation of such corporation, shall, by specific reference to this subsection, require, in addition, the approval of the shareholders of the holding company, or any successor by merger, by the same vote as is required by this act and/or by the organizational documents of the surviving entity, and

(c) the business and affairs of a surviving entity that is not a corporation shall be managed by or under the direction of a board of directors, board of managers or other governing body consisting of individuals who are subject to the same fiduciary duties applicable to, and who are liable for breach of such duties to the same extent as, directors of a corporation subject to this act, and

(2) the organizational documents of the surviving entity may be amended in the merger to reduce the number of classes and shares of capital stock or other equity interests or units that the surviving entity is authorized to issue, and

h. the shareholders of the constituent corporation do not recognize gain or loss for federal income tax purposes as determined by the board of directors of the constituent corporation.

Neither division (1) of subparagraph g of paragraph 1 of this subsection nor any provision of a surviving entity's organizational documents required by division (1) of subparagraph g of paragraph 1 of this subsection shall be deemed or construed to require approval of the shareholders of the holding company to elect or remove directors or managers, managing members or other members of the governing body of the surviving entity.

2. As used in this subsection, the term "holding company" means a corporation which, from its incorporation until consummation of a merger governed by this subsection, was at all times a direct or indirect wholly owned subsidiary of the constituent corporation and whose capital stock is issued in a merger.

3. As used in this subsection, the term "organizational documents" means, when used in reference to a corporation, the certificate of incorporation of the corporation and, when used in reference to a limited liability company, the articles of organization and the operating agreement of the limited liability company.

4. From and after the effective time of a merger adopted by a constituent corporation by action of its board of directors and without any vote of shareholders pursuant to this subsection:

a. to the extent the restriction of Section 1090.3 of this title applied to the constituent corporation and its shareholders at the effective time of the merger, restrictions shall apply to the holding company and its shareholders immediately after the effective time of the merger as though it were the constituent corporation, and all shareholders of stock of the holding company acquired in the merger shall for purposes of Section 1090.3 of this title be deemed to have been acquired at the time that the shares of stock of the constituent corporation converted in the merger were acquired; provided, that any shareholder who immediately prior to the effective time of the merger was not an interested shareholder within the meaning of Section 1090.3 of this title shall not solely by reason of the merger become an interested shareholder of the holding company,

b. if the corporate name of the holding company immediately following the effective time of the merger is the same as the corporate name of the constituent corporation immediately prior to the effective time of the merger, the shares of capital stock of the holding company into which the shares of capital stock of the constituent corporation are converted in the merger shall be represented by the stock certificates that previously represented the shares of capital stock of the constituent corporation, and

c. to the extent a shareholder of the constituent corporation immediately prior to the merger had standing to institute or maintain derivative litigation on behalf of the constituent corporation, nothing in this section shall be deemed to limit or extinguish such standing.

5. If any agreement of merger is adopted by a constituent corporation by action of its board of directors and without any vote of shareholders pursuant to this subsection, the secretary or assistant secretary of the constituent corporation shall certify on the agreement that the agreement has been adopted pursuant to this subsection and that the conditions specified in paragraph 1 of this subsection have been satisfied. The agreement so adopted and certified shall then be filed and become effective in accordance with Section 1007 of this title. Filing shall constitute a representation by the person who executes the agreement that the facts stated in the certificate remain true immediately prior to the filing.

§ 1091. Appraisal rights

APPRAISAL RIGHTS

A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and "depository receipt" means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

B. 1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Section 1081, other than a merger effected pursuant to subsection G of Section 1081, and Section 1082, 1086, 1087, 1090.1 or 1090.2 of this title.

2. a. No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

(1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(2) held of record by more than two thousand holders.

No appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection G of Section 1081 of this title.

b. In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Section 1081, 1082, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

a. shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

b. shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand holders, or

c. cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

d. any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

D. Appraisal rights shall be perfected as follows:

1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

2. If the merger or consolidation is approved pursuant to the provisions of Section 1073 or 1083 of this title, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of the constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of the constituent corporation, and shall include in the notice a copy of this section. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the holder's shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder's shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

a. each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

b. the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders; provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty (120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder's written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

G. At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder.

H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

K. From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just.

L. The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.